UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): October 12, 2014

NETSCOUT SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

000-26251	04-2837575
(Commission File Number)	(IRS Employer Identification No.)

310 Littleton Road Westford, Massachusetts	01886
(Address of principal executive offices)	(Zip Code)

(978) 614-4000

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On October 12, 2014 NetScout Systems, Inc. (the “Company”), Danaher Corporation (“Danaher”), Potomac Holding LLC, a wholly-owned subsidiary of Danaher (“Newco”), RS Merger Sub I, Inc., a wholly-owned subsidiary of the Company (“Merger Sub”) and RS Merger Sub II, LLC, a wholly-owned subsidiary of the Company (“Merger Sub II” and, together with Merger Sub, the “Merger Subs”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) pursuant to which the Company will acquire the communications group business of Danaher conducted under the brands Tektronix Communications, Fluke Networks and Arbor Networks, but excluding Danaher’s data communications cable installation business and its communication service provider (field and test tools systems) business (the “Communications Business”) in a Reverse Morris Trust transaction.

Prior to the Mergers (as defined below) and pursuant to a Separation and Distribution Agreement (the “Distribution Agreement”), dated as of October 12, 2014, among Danaher, Newco and the Company, Danaher will, among other things, transfer the Communications Business to Newco and, thereafter, Danaher will distribute to Danaher stockholders all of the issued and outstanding shares of Newco (the “Distribution”).

Immediately following the Distribution, the Company, Danaher, Newco and the Merger Subs will effect a two-step merger process whereby (i) Merger Sub I will merge with and into Newco, with Newco continuing as the surviving corporation (the “First Merger”) and (ii) immediately following the First Merger, Newco will merge with and into Merger Sub II, with Merger Sub II surviving as a wholly-owned subsidiary of the Company (the “Second Merger,” and together with the First Merger, the “Mergers”).

Upon consummation of the transactions contemplated by the Merger Agreement and the Distribution Agreement, the common units of Newco then outstanding will be automatically converted into 62.5 million shares of the Company’s common stock (the “Company Common Stock”) and will represent approximately 59.5% of the Company Common Stock outstanding after giving effect to the stock issuance in the Transaction. The Company’s existing stockholders will continue to hold the remaining approximately 40.5% of the Company Common Stock. The common units of Newco then outstanding could convert into more than 62.5 million shares of the Company’s common stock if the Company issues Company Common Stock in certain acquisitions prior to the First Merger (in which case such additional conversion shares shall be calculated by multiplying 1.46 by the number of shares of Company Common Stock issued in such acquisition).

The Distribution Agreement

The Distribution Agreement governs the rights and obligations of Danaher, Newco and the Company regarding the separation of the Communications Business from the other businesses of Danaher (the “Separation” and, together with the Distribution and the Merger, the “Transaction”) and the subsequent Distribution, including assets to be transferred, liabilities to be assumed and contracts to be assigned to Newco and its subsidiaries or retained by Danaher and its remaining subsidiaries. The Distribution Agreement also sets forth other agreements among Danaher, Newco and the Company related to the Separation, including provisions concerning the termination and settlement of intercompany accounts, governmental approvals and third party consents. In addition, the Distribution Agreement sets forth agreements that govern certain aspects of the relationship among Danaher, Newco and the Company following the Distribution, including provisions with respect to releases of claims, indemnification, and treatment of outstanding guarantees.

The Distribution will be consummated, immediately prior to the First Merger, through a distribution by Danaher to holders of Danaher’s common stock of all of the outstanding common units of Newco, either, in Danaher’s sole discretion, through a pro-rata dividend or an exchange offer, or a combination thereof.

Consummation of the Separation and Distribution is subject to the satisfaction of certain conditions, including, among other things, that each of the conditions to Danaher’s, Newco’s and the Company’s obligations to effect the Mergers shall have been satisfied or waived (other than the condition concerning the consummation of the transactions contemplated by the Distribution Agreement or conditions that by their nature are to be satisfied at the completion of the Distribution).

The Merger Agreement

As described above, the Merger Agreement provides that, immediately following the consummation of the Distribution, Newco will be merged with Merger Sub pursuant to the First Merger, and that, as of the effective time of the First Merger, Newco common units will be converted into the right to receive shares of Company Common Stock. Immediately after the consummation of the First Merger, Newco will be merged with and into Merger Sub II pursuant to the Second Merger. In addition, the Merger Agreement provides that in connection with the Transaction, the Company will increase the size of its board of directors (the “Company Board”) by one member, and that one individual selected by Danaher will be appointed to the Company Board. In accordance with the terms and conditions of the Merger Agreement, this individual will also be nominated for re-election to the Company Board at the expiration of such director’s initial term.

The consummation of the First Merger is subject to various customary closing conditions, including, among other things (i) accuracy of Danaher’s and the Company’ representations and warranties, (ii) compliance by Danaher and the Company with certain covenants in the Merger Agreement, (iii) effectiveness of the registration statements to be filed with the Securities and Exchange Commission to register the Newco common units and the Company Common Stock to be issued to Danaher’s stockholders, (iv) approval of the Company’s stockholders of the issuance of the Company Common Stock in the First Merger, (v) completion of the transactions contemplated by the Distribution Agreement, (vi) no material adverse effect shall have occurred with respect to either the Company or the Communications Business, (vii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, (viii) absence of any law or order from any court or governmental authority restraining, enjoining or prohibiting the Transaction, (ix) receipt of certain rulings from the Internal Revenue Service and (x) receipt of certain tax opinions from tax counsel to Danaher.

The Merger Agreement contains customary representations and warranties made by each of Danaher, the Company, Newco and the Merger Subs. Danaher and the Company have also agreed to various covenants in the Merger Agreement, including, among other things, covenants (i) to conduct their respective material operations in the ordinary course of business consistent with past practice, (ii) not to take certain actions prior to the closing of the First Merger without the prior consent of the other, (iii) with respect to Danaher and its affiliates only, not to compete with the Communications Business for a period of two years after the closing of the Transaction and (iv) not to solicit employees of the other party for a period of three years after the closing of the Transaction.

The Merger Agreement also contains an obligation of Danaher to use reasonable best efforts to deliver audited financial statements of the Communications Business as promptly as practicable after the signing of the Merger Agreement and prior to November 15, 2014. If the Operating Profit (as defined in the Merger Agreement) derived from the audited financial statements of the Communications Business for the fiscal year ended December 31, 2013 is less than a specified amount (derived from the unaudited financial statements of the Communications Business delivered to the Company at the time the Merger Agreement was signed), the Company is entitled to a cash payment from Danaher within 3 business days after the Closing in an amount of up to $150 million based on the amount of the shortfall from the specified amount, multiplied by a factor of 13.1.

The Merger Agreement contains certain termination rights for both the Company and Danaher and further provides that, upon termination of the Merger Agreement under specified circumstances, the Company must pay Danaher a termination fee of $55 million. The circumstances under which the Company must pay Danaher the termination fee include, among other circumstances:

•	the Merger Agreement is terminated by Danaher following a Company triggering event. A Company triggering event is defined in the Merger Agreement to include, among other things, the failure of the Company’s board of directors to recommend that the Company’s stockholders vote in favor of the issuance of the Company Common Stock in the First Merger, the withdrawal or adverse modification by the Company’s board of directors of such recommendation, or the Company’s material breach of its covenants not to solicit any alternative acquisition proposal.

•	(1) a competing bona fide acquisition proposal is presented by a third party to the Company or its stockholders, (2) the Merger Agreement is thereafter terminated (A) by either party for failure to close before October 12, 2015, (B) by Danaher as a result of a breach by the Company of its representations or covenants that results in the failure of a closing condition that cannot be cured or (C) by either Danaher or the Company because the Company has failed to obtain stockholder approval, and (3) within 9 months after the termination of the Merger Agreement, the Company enters into an agreement for or consummates an acquisition proposal made by a third party.

In connection with the Transaction, Danaher and Mr. Anil Singhal, the Company’s Chairman, President and Chief Executive Officer entered into a Voting Agreement, pursuant to which Mr. Singhal has agreed to vote all shares of Company Common Stock directly or indirectly beneficially owned by him in favor of the issuance of shares of Company Common Stock pursuant to the First Merger.

In connection with the Transaction, certain additional agreements will be entered into, including, among others:

•	a Tax Matters Agreement among the Company, Danaher and Newco, which will govern the parties’ respective rights, responsibilities and obligations with respect to taxes, tax attributes, the preparation and filing of returns, the control of audits and other tax proceedings and assistance and cooperation in respect of tax matters, in each case related to tax matters of Danaher and the Communications Business after the Transaction, and will restrict the parties from taking certain actions that could cause the Transactions to fail to qualify as tax-free transactions;

•	a Transition Services Agreement between Danaher and Newco, pursuant to which Danaher and its affiliates will, on a transitional basis, provide Newco with certain support services and other assistance after the Transaction;

•	an Employee Matters Agreement among the Company, Danaher and Newco, which will govern the parties’ obligations with respect to employment related matters and liabilities associated with employees of the Communication Business after the Separation; and

•	certain intellectual property licenses and a real property lease.

The foregoing summary descriptions of the Merger Agreement and the Distribution Agreement and the Transaction do not purport to be complete and are subject to and qualified in their entirety by reference to the Merger Agreement and the Distribution Agreement, copies of which are attached hereto as Exhibit 2.1 and Exhibit 10.1, respectively, and the terms of which are incorporated herein by reference.

The Merger Agreement and Distribution Agreement have been included as exhibits to this Current Report on Form 8-K to provide investors and security holders with information regarding their respective terms. They are not intended to provide any other financial information about the parties thereto or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement or the Distribution Agreement were made only for purposes of those agreements and as of specific dates; were solely for the benefit of the parties thereto; may be subject to limitations agreed upon by such parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties thereto instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the parties to the Merger Agreement or the Distribution Agreement or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement or the Distribution Agreement, which subsequent information may or may not be fully reflected in public disclosures by the parties thereto.

Item 8.01 Other Events.

On October 13, 2014, the Company issued a press release announcing the execution of the Merger Agreement and the Distribution Agreement, which press release is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

The slide presentation used in connection with the Company’s conference call with industry analysts related to the announcement of the Transaction on October 13, 2014 is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

The Company hereby files the following exhibits:

2.1	Agreement and Plan of Merger and Reorganization dated October 12, 2014 by and among NetScout Systems, Inc., Danaher Corporation, Potomac Holding LLC, RS Merger Sub I, Inc., and RS Merger Sub II, LLC.

10.1	Separation and Distribution Agreement dated October 12, 2014 by and among Danaher Corporation, NetScout Systems, Inc. and Potomac Holding LLC.

99.1	Press Release of NetScout Systems, Inc., dated October 13, 2014.

99.2	Investor Presentation, dated October 13, 2014.

99.3	Transcript of October 13, 2014 conference call.

Additional Information and Where You Can Find It

The Company will file a Registration Statement on Form S-4 containing a proxy statement/prospectus of the Company and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by the Company with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus and other documents may also be obtained for free by contacting Andrew Kramer, Vice President of Investor Relations, by telephone at 978-614-4000, by email at ir@netscout.com, or by mail at Investor Relations, NetScout Systems, Inc., 310 Littleton Road, Westford, MA 01886.

This communication is not a solicitation of a proxy from any security holder of the Company. However, the Company, Danaher and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed transaction. Information about the Company’s directors and executive officers and their beneficial ownership of the Company’s common stock may be found in its definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on July 24, 2014. This document can be obtained free of charge from the SEC website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NETSCOUT SYSTEMS, INC.

By:	/s/ Jean Bua
Jean Bua
Chief Financial Officer

Date: October 14, 2014

Exhibit Index

Exhibit Number	Description

2.1	Agreement and Plan of Merger and Reorganization dated October 12, 2014 by and among NetScout Systems, Inc., Danaher Corporation, Potomac Holding LLC, RS Merger Sub I, Inc., and RS Merger Sub II, LLC.

10.1	Separation and Distribution Agreement dated October 12, 2014 by and among Danaher Corporation, NetScout Systems, Inc. and Potomac Holding LLC.

99.1	Press Release of NetScout Systems, Inc., dated October 13, 2014.

99.2	Investor Presentation, dated October 13, 2014.

99.3	Transcript of October 13, 2014 conference call.